Jingwei International Limited
Room 1605 Tianan Hi-Tech Plaza
Tower A, Tianan Cyber Park
Futian District, Shenzhen PRC 518040

December 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Jingwei International Limited (the “Company”)
Registration Statement on Form SB-2
File No. 333-145496

Ladies and Gentlemen:

The Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 1:00 p.m. on Monday, December 10, 2007, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

Jingwei International Limited

By: /s/ Regis Kwong
Name: Regis Kwong
Title: Chief Executive Officer